Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS 2005 RESULTS

Secured equity investment and improved financial strength

        LOD, Israel, Thursday, July 20, 2006 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, reported its financial results for the full year ended December 31, 2005, which are also reflected in the annual report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006.

        Revenues from product sales and services were approximately $71.4 million in the year ended December 31, 2005, a 6.9% decrease compared to approximately $76.7 million in the year ended December 31, 2004. The decrease in revenues of $5.3 million is primarily due to a decrease in sales in North and South America and partly due to a decline in sales in Europe.

        The gross margin in the year ended December 31, 2005 was 27.2% compared to 21.1% in the year ended December 31, 2004. The increase in the gross margin is primarily due to a higher inventory write-off of $9.7 million in the year ended December 31, 2004 (or 12.6% of the total revenues in 2004) compared to the inventory write-off of $2.7 million in the year ended December 31, 2005 (or 3.8% of the total revenues in 2005). In 2005, the effect of the decrease in inventory write-off was offset by the high overhead charges that resulted from lower production activities during the second half of 2005, decrease in revenues-services and the impact of fixed cost components in the form of labor and labor related expenses.

        Operating loss in the year ended December 31, 2005 was $9.8 million and net loss was $14.7 million, or $0.46 net loss per share. Operating loss and net loss in the year ended December 31, 2004, were $19.3 million and $22 million, respectively, or $0.91 net loss per share.

        As a result of an infusion of funds by a group of investors led by Fortissimo Capital Fund GP, LP (“Fortissimo”) and the restructuring of NUR’s outstanding bank debt, NUR’s balance sheet as of December 31, 2005 reflects an improvement in NUR’s financial strength in comparison to the balance sheet as of December 31, 2004. As previously reported, during the fourth quarter of 2005 NUR secured funding in the amount of $12 million from a group of investors led by Fortissimo through the private placement of ordinary shares, of which $5 million was paid during 2005 and additional $5 million was paid during the first calendar quarter of 2006. The remaining $2 million is expected to be paid by the investors in October 2006. The net effect of the Fortissimo investment on the shareholders’ equity as of December 31, 2005 reflects only the first payment of $5 million.

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        In addition, as previously reported, during the third quarter of 2005 NUR entered into a debt restructuring agreement with its lender banks, whereby NUR’s outstanding bank debt of approximately $41 million was restructured as follows: $14.5 million was converted into five-year warrants to purchase up to 8,000,000 ordinary shares at an exercise price of $0.35 per ordinary share; $5 million was converted into non-interest bearing three-year subordinated notes, which are payable only on occurrence of certain events of liquidation; and the remaining $22 million was refinanced under new loan agreements.

        Under the terms of the debt restructuring agreement, NUR also agreed to extend the expiration period of 1,340,000 warrants that were previously issued to its lender banks. The value of the 8,000,000 warrants issued to NUR’s lender banks together with the value of the extension of expiration of the previously issued warrants amounted to $4 million, which is recorded as an increase in NUR’s additional paid-in capital.

        Under Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” the balance between (a) the $14.5 converted into 8,000,000 warrants, and (b) the sum of the additional paid-in capital related to the lender banks’ warrants, is attributed to NUR’s long-term bank debt and is deemed to be accrued interest on the restructured bank debt. Future interest on the restructured debt will be recorded as a reduction to accrued interest and not as an interest expense. As of December 31, 2005, this accrued interest aggregates to $10.4 million.

        “The restructuring of our bank debt and the Fortissimo investment improved our financial strength” said David Reis, president and chief executive officer of NUR. David Reis continued “our outstanding bank debt was reduced by $19.5 million, leaving us with refinanced loans of approximately $22 million; however, our reported bank debt is approximately $38 million due to accounting standards.”

        NUR’s concentration in securing additional funding in 2005 resulted in low level of sales and manufacturing activities in the second half of 2005. This slowed activity is reflected in a significant decrease in accounts receivable, inventories and accounts payable in December 31, 2005.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

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SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, receipt from the Fortissimo investors in October 2006 of the remaining investment of $2 million. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 (8) 9145466
yossyz@nur.com

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NUR MACROPRINTERS LTD.
Balance Sheets
U.S. dollars in thousands

	December 31, 2005	December 31, 2004

Current assets :
Cash and cash equivalents	$9,296	$8,745
Short-term restricted cash	158	682
Trade receivables, net	7,316	10,974
Other accounts receivable and prepaid expenses	4,121	3,396
Inventories	13,137	21,358

Total current assets	34,028	45,155

Long-term receivables and deposits
Long-term trade receivables	-	233
Restricted long-term bank deposits	-	65
Severance pay fund	876	938
Other assets	327	68

Total long-term receivables and deposits	1,203	1,304

Property, plant and equipment, net	4,636	4,749

Other intangible assets, net	209	378

Total assets	$40,076	$51,586

Liabilities and shareholders' deficiency
Current liabilities :
Short-term bank credit and loans	$10,838	$42,435
Current maturities of long-term loans	110	117
Trade payables	10,237	16,122
Deferred revenues	4,739	4,330
Other accounts payable and accrued expenses	11,548	9,895

Total current liabilities	37,472	72,899

Long-term liabilities :
Long-term loans, net of current maturities
(including accrued interest on restructured
debt $10,364 and $0, and subordinated notes
issued to related parties of $5,000 and $0
as of December 31, 2005 and 2004, respectively)	28,023	1,064
Government authorities	927	-
Accrued severance pay	1,208	1,265

Total long-term liabilities	30,158	2,329

Shareholders' deficiency :
Share capital	13,629	6,198
Additional paid-in capital	60,582	50,433
Receivables on account of shares	(7,000)	-
Deferred stock compensation	(77)	-
Accumulated other comprehensive loss	(490)	(781)
Accumulated deficit	(94,198)	(79,492)

Total shareholders' deficiency	(27,554)	(23,642)

Total liabilities and shareholders' deficiency	$40,076	$51,586

NUR MACROPRINTERS LTD.
Consolidated Statements of Operations
U.S. dollars in thousands, except share and per share data

	Year ended
	December 31, 2005	December 31, 2004

Revenues:
Products	$67,072	$71,326
Services	4,306	5,397

Total revenues	71,378	76,723

Cost of revenues:
Products	43,505	44,612
Inventory write-off	2,721	9,658

	46,226	54,270
Services	5,772	6,278

Total cost of revenues	51,998	60,548

Gross profit	19,380	16,175

Operating expenses:
Research and development	7,086	8,008
Selling and marketing	10,865	9,529
General and administrative	12,171	10,819
Doubtful accounts expenses (income)	(1,132)	6,266
Amortization and impairment of technology
and other intangible assets	169	862

Total operating expenses	29,159	35,484

Operating loss	(9,779)	(19,309)

Financial expenses, net	(3,448)	(2,639)
Fair value of warrants issued to former director	(1,441)	--

Loss before taxes on income	(14,668)	(21,948)

Taxes on income	38	19

Net loss	$(14,706)	$(21,967)

Basic and diluted net loss per share	$(0.46)	$(0.91)

Weighted average number of shares used
in computing basic and diluted loss per share	31,932,345	24,235,406